Exhibit 2.2

Mutual Waiver Agreement

This Mutual Waiver Agreement (the “Agreement”) is entered into by Shenzhen SANS Material Testing Co., Ltd., Shenzhen SANS Measurement Technique Co., Ltd., Shanghai SANS Testing Machine Co., Ltd., collectively as one party, and MTS Systems (Shanghai) Co., Ltd. as the other party on July 31, 2008 and shall be effective on the same date (the “Effective Date”).

WHEREAS, Shenzhen SANS Material Testing Co., Ltd., Shenzhen SANS Measurement Technique Co., Ltd., Shanghai SANS Testing Machine Co., Ltd. (collectively, the “SANS Companies” or the “Sellers”), Huang Zhifang, Lei Qing’an, Zhao Heping, An Jianping, Shang Zhixin (collectively, the “Owners”) and MTS Systems (Shanghai) Co., Ltd. (the “Purchaser”) entered into that certain Master Asset Purchase Agreement (the “APA”) dated April 28, 2008 for the acquisition of certain assets of the Sellers; and

WHEREAS, according to the APA, the Closing of the transactions is scheduled to take place on July 31, 2008 (the “Closing” or “Closing Date”) whereby relevant closing conditions will have to be satisfied by both the Sellers, the Owners, and the Purchaser; and

WHEREAS, pursuant to Section 13.11(a) of the APA, which provides that at any time prior to July 31, 2008 either the Sellers or the Purchaser may extend the time for or waive compliance with the performance of any obligations or other act of the other Party.

NOW THEREFORE, as of the Effective Date set forth above and subject to the conditions set forth below, the Sellers and the Purchaser hereby agree to the following terms of mutual extension of time and/or waiver:

1.      Terms defined in the APA and used in this Agreement shall have the meaning as set forth in the APA.

2.      The Parties hereby extend the time for and waive compliance against the other with regard to each other’s respective rights and responsibilities concerning the Closing and Closing Date.  This mutual extension of time and waiver shall be reflected in a completion date of closing (the “Completion of Closing” or “Completion Date of Closing”) which shall mean “10:00 a.m. on Monday after Saturday closest to the end of calendar month in which the Acquired Assets, as required, have been duly transferred to the Purchaser or any of its Affiliates through the relevant government entity registration and through 90% of third-party consents; provided, however, that in no event shall the Completion Date of Closing be later than December 31, 2008.”  To avoid confusion and to reflect the necessary priority of this Agreement, unless otherwise agreed herein, references to the Closing and Closing Date in the APA shall be understood to mean the “Completion of Closing” and the “Completion Date of Closing” respectively. On July 31, 2008, when the Purchaser makes the payment of 30% of the Purchase Price to the Sellers, and the Sellers deliver to the Purchaser certain parts of the Acquired Assets as agreed, the Parties thereby affirm the validity of the APA.

3.      The Parties hereby waive compliance against the other with regard to the mutual requirement, set forth in Section 3.1(a) of the APA, that the Closing shall take place at the

MWE China Law Offices in Shanghai, PRC.  This mutual waiver shall be reflected in the location for the Completion of Closing agreed to be the offices of Shenzhen SANS Material Testing Co., Ltd., in Shenzhen, PRC.

4.      The Parties hereby waive the Sellers’ completion of the obligations under Section 2.1 of the APA at Closing.  For any Acquired Assets where the title transfer takes place with due registration with the governmental authority, including without limitation to certain intellectual property rights, real estate and automobiles, the Sellers’ obligations are extended till such transfer is done.  For other Acquired Assets where the title transfer takes place with no necessity for governmental registration, the Sellers will complete the transfer on September 30, 2008.

5.      With regard to Section 2.3 of the APA, Payment of Purchase Price:

a.     Regarding Section 2.3(a)(i) of the APA, no extension of time or waiver is granted by the Sellers to the Purchaser.  Therefore, the Purchaser shall pay to Sellers thirty percent (30%) of the Purchase Price, in the amount of twelve million five hundred forty thousand U.S. Dollars ($12,540,000) as of July 31, 2008.

b.     Regarding Section 2.3(a)(ii) of the APA, the Sellers hereby extend the time for and waive compliance against the Purchaser with respect to its obligation to pay fifteen percent (15%) of the Purchase Price ($6,270,000) to an escrow agent on July 31, 2008.  The Parties agree that the Purchaser will pay said monies into the escrow account at JPMorgan as of August 31, 2008. The escrow period will start from August 31, 2008 till July 31, 2010.  The Parties will split the interest pro rata to how the principal is distributed till the completion of the escrow period.  The Parties agree to share the currency risk in RMB price difference for the escrow amount for the period between March 31, 2008 to July 31, 2008.

c.     Regarding Section 2.3(a)(iii) of the APA, the Sellers hereby extend the time for and waive compliance against the Purchaser with respect to its obligation to pay fifty percent (50%) of the Purchase Price ($20,900,000) within three months after July 31, 2008.  The Parties agree that the Purchaser will pay said monies to the Sellers as of the Completion Date of Closing.

d.     Regarding Section 2.3(c) of the APA, no extension of time or waiver is granted between the Parties.  Therefore, the Parties will equally share the RMB price difference due to exchange rate changes between March 31, 2008 and July 31, 2008.  The Purchaser alone shall bear the burden of any price difference due to exchange rate changes between August 1, 2008 and the date of any payment due under the APA.

6.      Notwithstanding anything to the contrary in this Agreement, no extension of time or waiver is granted by the Purchaser to the Sellers with respect to the Sellers’ original obligations pursuant to certain sections of Article XII of the APA to commence the process of transferring legal title of certain Acquired Assets.   Therefore, the Sellers’ obligations

pursuant to Sections 12.2, 12.4, 12.5, 12.6, and 12.7 of the APA shall commence as of July 31, 2008.

7.      The above unilateral and mutual waivers of compliance and/or extensions of time are hereby expressly conditioned upon the following:

a.     Within one week of the Effective Date of this Agreement the Purchaser and the Sellers (1) shall agree to identify and immediately transfer legal title of certain Acquired Assets as well as certain employees from the Sellers to the Purchaser, including any (i) equipment, machinery  and inventories or raw materials, (ii) files reserved at the file management center, (iii) documents for technical improvement, (iv) new products and R&D projects, (v) employees properly certified, and (vi) anything else reasonably agreed by the Parties as necessary, and (2) shall enter into such necessary side agreements, all so that the Purchaser may apply for requisite product certificates and production permits (“Permits”) it will need as of the Completion Date of Closing, provided however that, the afore-mentioned transfer shall not affect the ordinary business operation of the Sellers from the period after July 31, 2008 till September 30, 2008.  The Sellers shall use their best efforts to provide all available support to the Purchaser in its application for the Permits.

b.     For the remaining third party consents for transfer of customer contracts signed before July 31, 2008 which are not obtained by the Completion Date of Closing (up to 10%, given the 90% threshold necessary for the Completion of Closing), the Sellers shall obtain all such consents within one hundred and twenty (120) days following the Completion Date of Closing.  Of those such consents for which the Sellers fail to obtain, the Purchasers may seek indemnification out of the Escrow monies on a RMB-for-RMB basis based on the uncollected accounts receivable of the un-assigned contracts.

c.     For the remaining third party consents for transfer of supplier contracts signed before July 31, 2008 which are not obtained by the Completion Date of Closing, the Sellers shall obtain all such consents within one hundred and twenty (120) days following the Completion Date of Closing.  Of those such consents for which the Sellers fail to obtain, the Sellers shall pay those suppliers.  The Purchaser shall reimburse the Sellers for such payments within 30 days from receipt of prove of such payments from the Sellers.

d.     For the third party consents for transfer of any and all new customer and supplier contracts signed after July 31, 2008 till September 30, 2008, the Sellers shall obtain all such consents within one hundred and eighty (180) days following the September 30, 2008.  For any new customer’s contract entered into between July 31, 2008 till September 30, 2008 and the product thereunder has been shipped, if the Sellers fail to obtain such consents within one hundred and eighty (180) days after September 30, 2008, the Purchaser may seek indemnification out of the Escrow monies on a RMB-for-RMB basis based on the value of outstanding accounts receivable of the un-assigned contracts.

e.     On the Effective Date of this Agreement, the Sellers shall each pledge to the Purchaser all the accounts receivable under all the customer contracts validly existing through July 31, 2008 (representing approximately RMB 88,000,000 in value) by executing a definitive agreement.  The Purchaser will take responsibility for the registration of the pledge at its expenses and the Sellers shall provide all support at the request of the Purchaser. All relevant risks will be assumed by the Purchaser.

f.      For the purpose of Section 4.27 of the APA regarding the Sellers’ representations and warranties for business activities involving Sanctioned Countries, the customer contracts between each of the SANS Companies and a customer in any of the Sanctioned Countries and the customer contracts between each of the SANS Companies and any agent under which the end user is located in any of the Sanctioned Countries shall be excluded from the Acquired Assets.

g.     When payment of the 50% being withheld to secure the Sellers’ obligations is due, the Purchaser shall withhold an amount equal to the value for all uninvoiced accounts receivables as of September 30, 2008, for contracts entered into prior to July 31, 2008 where the product has been shipped and accepted by the customer from such payment.  These uninvoiced accounts receivables will be invoiced by the Sellers.  At the end of each month the Purchaser will pay the Sellers an amount equal to the invoiced amounts and the related VAT acknowledged by the customers during the previous month.  For contracts that the Sellers receives acceptance from the customers, the Sellers must invoice the customers before September 30, 2008.  Contracts for products that have been shipped prior to September 30, 2008, but under which the customer has not yet accepted the products as of September 30, 2008, will be invoiced by the Purchaser, and the related tax liabilities (the output VAT) will be the responsibility of the Purchaser.

h.     For the Songjiang Property in Shanghai, if the Sellers DOES not obtain the title thereof by September 15, 2008, the Parties agree to waive the Sellers’ obligation to transfer the title of the Songjiang Property by September 30, 2008 and to waive the Purchaser’s obligation to pay for the remaining 5% of the Purchase Price per Section 2.3 of the APA at the same time.  Once the Sellers obtain the title to the Songjiang Property and the transfer thereof completes from SANS Shanghai to the Purchaser, the Purchaser will pay to the Sellers the remaining 5% of the Purchase Price in the amount of USD$2,090,000.  The Parties will use the form agreement as Exhibit P to the APA and/or the forms required by the registration authority to make this transfer.  From the period after July 31, 2008 till the title has been transferred, without any interruption to the Sellers’ current business operations and with the prior consent of the Sellers, the Purchaser may use the Songjiang Property at nominal value to be determined by the Parties by August 31, 2008.  The Purchaser shall maintain the currency risk for this amount from July 31, 2008 until payment is made.

i.      The Parties agree that during the period from July 31, 2008 till September 30, 2008, the Sellers continue the ordinary business operation as usual and are entitled to any and all profits incurred during the afore-mentioned period.  The post-closing adjustment as per

Article 2.4 of the APA will be based on the Sellers’ balance sheet as of September 30, 2008.

j.      The Parties agree that during the period from July 31, 2008 till September 30, 2008, for the business operation of the Sellers, the Sellers will acquire from the Purchaser relevant licenses for use of certain intellectual property rights.

k.     The Parties agree that the Sellers will reasonably adjust the balance sheet as of December 31, 2007, the result of which is to be confirmed by the Purchaser.  In addition, the revenue recognition criteria on both balance sheets as of December 31, 2007 and July 31, 2008 must be the same.

l.      For the purpose of payment under the APA, certain separate assets transfer agreements will be executed with specific values involved.  The Parties hereby agree that for the tangible assets, the value will be the book value reflected in the balance sheet of the Sellers.  For the intangible assets, especially the patent, patent application right, copyright, non-patented technology, HR resources and sales resources, certain premium will be included when defining the value in the corresponding assets transfer agreements.  All classifications and valuations are subject to Ernest & Young’s approval and agreement.

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Signature Page

By:

SHENZHEN SANS MATERIAL TESTING CO., LTD.

Name:

Title:

By:

SHENZHEN SANS MEASUREMENT TECHNIQUE CO., LTD.

Name:

Title:

By:

SHANGHAI SANS TESTING MACHINE CO., LTD.

Name:

Title:

By:

MTS SYSTEMS (SHANGHAI) CO., LTD.

Name:

Title: